Kimberly Karcewski Vargo 202.346.4304 KVargo@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

September 12, 2014

VIA EDGAR

Mr. Keith Gregory Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington, DC 20549-4720
Re:	Van Eck VIP Trust (the “Registrant”) Registration Nos. 033-13019; 811-05083

Dear Mr. Gregory:

As counsel to the Registrant, we are writing to respond to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (“Commission”) to us by telephone on July 24, 2014 in connection with the Registrant’s Post-Effective Amendment No. 68 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 69 under the Investment Company Act of 1940, as amended (the “1940 Act”), which were filed with the Commission on June 16, 2014 with respect to proposed changes to the investment objective and principal investment strategies of the Van Eck VIP Long/Short Equity Index Fund (the “Fund”), which is in the process of registering as a new series of the Registrant.

Pursuant to our conversation, we understand that the comments provided by the Staff on July 24th supersede the comments that the Staff provided to us by telephone on January 14, 2014 and April 29, 2014 with respect to the Registrant’s Post-Effective Amendment No. 54 under the 1933 Act and Amendment No. 55 under the 1940 Act. We also understand that the comments apply to both the Fund’s Initial Class prospectus and Class S prospectus and that Comment 23 applies to all of the series of the Registrant, including the Fund (each a “VIP Fund”). We further understand that you would like the comments to be applied to the Van Eck Long/Short Equity Fund (to be renamed the Van Eck Long/Short Equity Index Fund), as applicable.1

For your convenience, summaries of these comments are set forth in italics below, each of which is followed by our response. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

1 Van Eck Funds filed Post-Effective Amendment No. 124 under the 1933 Act, and Amendment No. 125 under the 1940 Act with the Commission on July 9, 2014 with respect to proposed changes to the investment objective and principal investment strategies of the Van Eck Long/Short Equity Fund, a series of Van Eck Funds, that are identical to the proposed changes to the investment objective and principal investment strategies of the Fund.

Mr. Gregory September 12, 2014 Page 2

GENERAL

Comment 1:

Please confirm that any missing information in the Fund’s prospectuses and statement of additional information (“SAI”) will be filed by amendment to the Registrant’s registration statement.

Response 1:

We have confirmed that the Registrant will include, as appropriate, any missing information in the Registrant’s 485(b) filing.

PROSPECTUSES

Comment 2:

Please define “Exchange Traded Products” (“ETPs”) in the Fund’s principal investment strategies.

Response 2:

The Registrant will make the requested change in its 485(b) filing.

Comment 3:

Please clarify whether the Fund will invest in hedge funds.

Response 3:

We have confirmed with the Registrant that the Fund does not intend to invest in hedge funds.

Comment 4:

The following comments are based on the recent Guidance Regarding Mutual Fund Enhanced Disclosure, IM Guidance Update, June 2014, No. 2014-08 (the “IM Staff Guidance”):

a)	Please review the prospectus disclosure in light of the plain English requirements of Rule 421(d) under the 1933 Act and recent IM Staff Guidance, particularly with respect to the summary section of each prospectus.
b)	On page 1 of each prospectus, please avoid the use of technical terms, long-sentences and dense paragraphs. Please revisit the use of terms such as “replication”, “risk-adjusted performance”, “regression analysis” and “statistically significant degree.” In addition, revise the statement: “It seeks to

Mr. Gregory September 12, 2014 Page 3

maintain a net exposure, including cash and cash equivalents of 100% of net assets.”
c)	The summary section is to summarize key information important to an investment decision, with important information included elsewhere. The Fund should not duplicate disclosure in the summary section. Please review the Fund’s risk factors for brevity as much of the risk disclosure included in the summary section of each prospectus is the same as the disclosure later in the prospectus.
d)	Please include only the principal risk factors specific to the Fund in the summary section of each prospectus. Also, please consider whether the risk factors of the underlying ETPs are principal to the Fund.

Response 4:

a)	The Registrant has reviewed the prospectus disclosure with due consideration of the requirements of Rule 421(d) under the 1933 Act and has made changes, as appropriate. In this regard, the Registrant notes that, in light of the complexity of the Fund’s investment strategies, it may not be possible to provide accurate and complete disclosure of each strategy and its principal risks in all instances without also making use of technical terms.
b)	See the response to (a) above.
c)	The Registrant believes that the current disclosures of the Fund’s principal investment strategies and related risks in each prospectus are appropriate. See also response to (a) above.
d)	The Registrant believes that the section of each of the Fund’s prospectuses entitled “Fund summary information - Principal Risks” includes appropriate risk disclosure. In addition, consistent with Comment 7, the Registrant believes that it is appropriate to disclose the risk factors of the underlying ETPs in which the Fund may invest as a means of informing investors of the types of asset and sub-asset classes in which the ETPs invest and related risks.

The Registrant will revise the risk entitled “Tracking Error” in the section of each Fund’s prospectus entitled “Fund summary information - Principal Risks” as follows:

“Tracking Error. ~~The Fund’s return~~ Unlike a traditional index that is comprised of securities representing a particular segment of the market, such as the S&P 500 Composite Stock Price Index, the Index is comprised of long and/or short positions in Exchange-Traded Products that are selected and weighted monthly based upon the application of a regression analysis to the returns of the Proprietary L/S Equity Universe in recent

Mr. Gregory September 12, 2014 Page 4

prior periods. The performance of the Index may not match the ~~return~~ performance of the Proprietary L/S Equity Universe prospectively due to the timing of the application of the regression analysis and changes that may subsequently occur in the management of the underlying hedge funds that comprise the Proprietary L/S Equity Universe. In addition, the Fund’s performance may not match the performance of the Index due to, among other factors, the Fund incurring operating expenses, and not being fully invested at all times as a result of cash inflows and cash reserves to meet redemptions. Accordingly, the performance of the Fund may vary from the performance of the Proprietary L/S Equity Universe and the performance of the Index.”

Comment 5:

If appropriate, please consider adding the following principal investment risks: (1) geographic risk, (2) risks regarding industries and sectors pertaining to North America, (3) derivatives risk and (4) long/short strategy risks.

Response 5:

In light of the nature of the Fund’s related investment strategies, the Registrant does not believe it is necessary or appropriate to include disclosure related to geographic risk or risks regarding industries and sectors pertaining to North America. In addition, the Registrant believes that the current principal risk disclosures regarding short sales and the ETPs’ use of derivatives are adequate. The Registrant also believes that the additional disclosure about the strategy of the long/short equity hedge funds, the performance of which the Market Vectors North America Long/Short Equity Index (the “Index”) seeks to track, included in the section of each of the Fund’s prospectuses entitled “Investment objective, strategies, policies, risks and other information - Other Information and Policies – Strategy of Long/Short Equity Hedge Funds” is adequate.

Comment 6:

Please supplementally provide the broad measure of performance to be used by the Fund in the average annual returns table.

Response 6:

We have confirmed with the Registrant that the Fund is expected to use the S&P 500 Index as its broad measure of market performance.

Mr. Gregory September 12, 2014 Page 5

Comment 7:

The disclosure provides a brief description of the Index’s components. Please provide a more complete description of the Index’s underlying components with the other Item 9 disclosures, e.g. the types of exchange-traded funds (“ETFs”) the Fund may invest in (such as leverage, active, inverse, etc.) and the asset classes of such ETFs (such as commodities, currencies, natural resources, etc.).

Response 7:

The Registrant believes that the current disclosure regarding the types of ETFs that comprise the Index is adequate. For example, in the section of each of the Fund’s prospectuses entitled “Fund summary information – Investment Strategies” it states that “The Exchange Traded Products that comprise the Index may include Exchange Traded Products that invest in equity and debt securities, as well as other asset categories.” Also, see our response to Comment 4(d) and the disclosure for the risk entitled “Exchange Traded Products’ Underlying Investments.”

In addition, in the section of the Fund’s SAI entitled “Exchange Traded Products”, there is disclosure about the Fund’s ability to invest in inverse and leveraged ETFs. Since the Fund does not currently intend to invest a material portion of the Fund’s assets in inverse and leveraged ETFs, the Registrant believes that it is appropriate to include the disclosure regarding such ETFs in the Fund’s SAI.

Comment 8:

Please disclose the number of Index components.

Response 8:

As of September 1, 2014, the Index had 5 components, including the iShares Short Treasury Bond ETF, SPDR S&P 500 ETF Trust, iShares Russell 2000 Growth ETF, iShares Russell 2000 Value ETF and The Consumer Staples Select Sector SPDR Fund. The Index is reconstituted and rebalanced monthly in accordance with its written rules of construction and is not required to maintain a specific number of components. Accordingly, the Registrant believes that the current disclosure regarding the components of the Index is appropriate. In addition, the components of the Index are publicly available at http://www.marketvectorsindices.com/Indices/Long-Short-Equity/Market-Vectors-North-America-Long-Short-Equity/Components.

Comment 9:

Do the components of the Index include direct equity securities (i.e., stocks) or derivatives?

Mr. Gregory September 12, 2014 Page 6

Response 9:

The Index is comprised exclusively of long and short positions in ETPs, including primarily ETFs. The Index is not otherwise comprised of direct equity securities (i.e., stocks) or derivatives.

Comment 10:

Disclose whether and why the Fund invests in securities that are not components of the Index.

Response 10:

The Fund, under normal circumstances, invests at least 80% of its net assets in securities that comprise the Index. See also the responses to Comments 9 and 11.

Comment 11:

Please disclose how the Fund will focus its investments on North American companies, including those in foreign and emerging markets.

Response 11:

As stated in the “Fund summary information – Principal Investment Strategies” section of each of the Fund’s prospectuses, the Fund normally invests at least 80% of its net assets in securities that comprise the Index. The Index seeks to capture the performance of a group of long/short equity hedge funds that focus on North American companies (the “Proprietary L/S Equity Universe”). Market Vectors Index Solutions GmbH (the “Index Provider”), an affiliate of the Fund’s investment adviser, uses a two-step process to identify the Proprietary L/S Equity Universe. The first step involves the Index Provider identifying an initial universe of North American focused long/short equity hedge funds by using a commercially-available database.

Comment 12:

Where appropriate, please provide a more fulsome discussion of the Index methodology in plain English.

Response 12:

The Registrant has revised the first paragraph of the section entitled “Fund summary information – Principal Investment Strategies” in each of the Fund’s prospectuses as follows:

“The Fund normally invests at least 80% of its net assets in securities that comprise the Index. The Index is constructed using a rules based ~~index which~~process and seeks to capture the performance of a group of long/short

Mr. Gregory September 12, 2014 Page 7

equity hedge funds that focus on North American companies (the “Proprietary L/S Equity Universe”). Market Vectors Index Solutions GmbH (the “Index Provider”), an affiliate of the Adviser, uses a two-step process to identify the Proprietary L/S Equity Universe. First, the Index Provider identifies an initial universe of North American focused long/short equity hedge funds. Second, the Index Provider eliminates outlier hedge funds, typically eliminating more of the underperforming outlier hedge funds, from the initial universe with ~~its~~a patented True Alpha® (True α®) metric that scores and ranks funds based on their risk-adjusted performance over a twelve month period. The Index Provider defines ~~outliers~~outlier hedge funds as those funds with the True Alpha scores for that twelve month period that differ from the average score of the funds that comprise the initial universe to a statistically significant degree. Applying a regression analysis to the returns of the Proprietary L/S Equity Universe, the Index Provider determines the long and/or short positions in Exchange Traded Products that, in the aggregate, ~~are~~can best explain the performance of the Proprietary L/S Equity Universe in recent prior periods and, therefore, can be expected to track the performance of the Proprietary L/S Equity Universe in future periods. The Index is reconstituted and rebalanced monthly. The Exchange Traded Products that comprise the Index may include Exchange Traded Products that invest in equity and debt securities, as well as other asset categories. The Fund, using a “passive” or indexing investment approach, attempts to approximate the investment performance of the Index by investing in a portfolio of securities that generally replicates the performance of the Index.”

Comment 13:

In the section entitled “Fund summary information – Principal Investment Strategies” in each of the Fund’s prospectuses, the disclosure indicates that the Index Provider may have discretion to determine the initial universe of North American focused long/short equity hedge funds. Accordingly, please consider whether it is appropriate to state that the Fund tracks a rules based index.

Response 13:

The Registrant believes that the foregoing statement in each of the Fund’s prospectuses is accurate. See also the proposed changes identified in response to Comments 4 and 12 for enhanced disclosures to be included in each prospectus regarding the nature of the Index, the process used in constructing the Index and the investment risks associated with seeking to track the performance of the Index.

Comment 14:

The Staff would like a courtesy copy of the Index methodology delivered to the Staff pursuant to Rule 418 under the 1933 Act as soon as possible.

Mr. Gregory September 12, 2014 Page 8

Response 14:

A courtesy copy of the Index methodology was emailed to you on July 25, 2014.

Comment 15:

Please disclose any affiliation between the Index Provider and the Fund’s investment adviser where appropriate, i.e. the Index Provider is a wholly owned subsidiary of the Fund’s investment adviser.

Response 15:

The Registrant has revised the first paragraph of the section entitled “Fund summary information – Principal Investment Strategies” in each of the Fund’s prospectuses to disclose that the Index Provider is an affiliate of the Fund’s investment adviser. As revised, the first sentence of such paragraph will read as follows:

“Market Vectors Index Solutions GmbH (the “Index Provider”), an affiliate of the Adviser, uses a two-step process to identify the Proprietary L/S Equity Universe.”

STATEMENT OF ADDITIONAL INFORMATION

Comment 16:

On the cover page of the Statement of Additional Information (“SAI”), please state whether and from where information is incorporated by reference into the SAI.

Response 16:

Since the Fund has not yet commenced operations, no information will be incorporated into the SAI by reference at this time.

Comment 17:

The Registrant has defined “Fund” as including “ETPs”, which may cause confusion when reading the SAI, e.g. ETPs may have different fundamental restrictions and most of the other information in the SAI does not apply to ETPs. Please consider revising the SAI to differentiate disclosure that applies either to the Fund or ETPs.

Response 17:

The Registrant has revised certain of the SAI disclosures to more clearly differentiate those disclosures applicable only to the Fund from those disclosures applicable only to ETPs.

Mr. Gregory September 12, 2014 Page 9

Comment 18:

If appropriate, in the first paragraph of the section of the SAI entitled “Below Investment Grade Securities”, please insert a first sentence stating that the Fund will invest in below investment grade securities.

Response 18:

The Registrant has included the following sentence as the first sentence of the first paragraph in the section of the Fund’s SAI entitled “Investment Policies and Risks - Below Investment Grade Securities”:

“The Fund may invest in below investment grade debt securities.”

We note that for purposes of the section of the SAI entitled “Investment Policies and Risks”, “Fund” refers to both the Fund as well as the ETPs in which the Fund invests, as appropriate.

Comment 19:

In the section of the Fund’s SAI entitled “Equity Securities”, the disclosure provides that the Fund will invest directly in equity securities. Please clarify that statement in light of the Fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Response 19:

The Registrant has replaced the first sentence of the first paragraph in the section entitled “Investment Policies and Risks - Equity Securities” in the Fund’s SAI as follows:

“The Fund may invest in equity securities.”

See also the Registrant’s responses to Comment 10 and Comment 18.

Comment 20:

In the section of the Fund’s SAI entitled “Foreign Securities - Emerging Markets Securities”, please consider disclosing the countries in North America that may be considered emerging markets at any given time.

Response 20:

The Fund invests in ETPs that may in turn invest in various emerging market countries, not just those in North America. Accordingly, the Registrant believes that the current disclosure is appropriate.

Mr. Gregory September 12, 2014 Page 10

Comment 21:

In the section of the Fund’s SAI entitled “Quantitative and Statistical Approach - Model and Data Risk”, the disclosure indicates that the Fund’s investment adviser relies heavily on models proprietary to itself and third parties and information and data supplied by third parties for various purposes (“Models and Data”). Please supplementally explain the context in which the Fund’s investment adviser uses Models and Data, e.g. are the Models and Data used in any discretionary way with respect to choosing portfolio investments for the Fund. Please also explain how the Fund’s investment adviser’s use of Models and Data is consistent with the use of a passive investment strategy to replicate a rules based index.

Response 21:

The Registrant will delete the section of the Fund’s SAI entitled “Quantitative and Statistical Approach - Model and Data Risk” in the Registrant’s 485(b) filing.

Comment 22:

With respect to the Fund’s fundamental investment restrictions on borrowing money and issuing senior securities, please provide adjacent narrative disclosure explaining what is permissible under the 1940 Act.

Response 22:

The Registrant will add the following paragraphs to the end of the section of the Fund’s SAI entitled “Fundamental Investment Restrictions”:

“For purposes of Restriction 1, the 1940 Act generally permits the Fund to borrow money in amounts of up to one-third of the Fund’s total assets from banks, and to borrow up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes. To limit the risks attendant to borrowing, the 1940 Act generally requires the Fund to maintain at all times an “asset coverage” of at least 300% of the amount of its borrowings. Asset coverage generally means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings.

For purposes of Restriction 4, “senior securities” are generally Fund obligations that have a priority over the Fund’s shares with respect to the payment of dividends or the distribution of Fund assets. The 1940 Act generally prohibits the Fund from issuing senior securities, except that the Fund may borrow money in amounts of up to one-third of the Fund’s total assets from banks. The Fund also may borrow an amount equal to up to 5% of the Fund’s total assets from banks or other lenders for temporary purposes, and these borrowings are not considered senior securities.”

Mr. Gregory September 12, 2014 Page 11

Comment 23:

A fund should consider the concentration of affiliated and unaffiliated underlying funds when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that the Fund will consider the concentration of underlying funds when determining compliance with its own concentration policies. This comment applies to each VIP Fund.

Response 23:

The Registrant believes that it is appropriate to exclude investment companies from each VIP Fund’s fundamental investment restriction regarding concentration because the Registrant does not believe that investment companies themselves represent an industry that has its own separately identifiable risks (e.g., technology, finance or natural resources). In addition, we are not aware of any SEC requirement to look-through to an underlying fund’s holdings when determining compliance with a VIP Fund’s industry concentration limit. In an effort to clarify each VIP Fund’s position on this matter, the SAI for each VIP Fund expressly discloses adjacent to each VIP Fund’s fundamental investment restrictions that investment companies are not considered to be part of an industry and that, to the extent a VIP Fund invests its assets in underlying investment companies, 25% or more of the VIP Fund’s total assets may be indirectly exposed to a particular industry or group of related industries through its investment in one or more underlying investment companies.

Comment 24:

To the extent portfolio manager compensation is performance based or incentive based, please identify performance or incentive benchmarks and related measure periods. Please also disclose any other types of compensation received by portfolio managers, e.g. deferred compensation and/or retirement plans.

Response 24:

We confirmed with the Fund’s investment adviser that it uses performance generally as one of several qualitative factors in determining the compensation of investment personnel and that compensation is not tied directly to objective measures of over- or under-performance of specific benchmarks for specified time periods. We also have confirmed with the Registrant that the portfolio managers do not receive any additional compensation other than that disclosed in the Fund’s SAI.

Mr. Gregory September 12, 2014 Page 12

Comment 25:

In the section of the Fund’s SAI that discusses the Governance Committee, the disclosure provides that the Governance Committee shall consider shareholder nominees for candidacy of the Trustees. Please clarify the disclosure with respect to the meaning of “timely manner” and the address of the corporate secretary.

Response 25:

The Registrant will revise the relevant sentences of the section of the Fund’s SAI entitled “Trustee Information – Committee Structure - Governance Committee” to read as follows:

The Independent Trustees shall, when identifying candidates for the position of Independent Trustee, consider candidates recommended by a shareholder of the Fund if such recommendation provides sufficient background information concerning the candidate and evidence that the candidate is willing to serve as an Independent Trustee if selected, and is received in a sufficiently timely manner. Shareholders should address recommendations in writing to the attention of the Governance Committee, c/o the Secretary of the Trust, at 335 Madison Avenue, 19th Floor, New York, NY 10017.

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We trust that these responses adequately address the Staff’s comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo

cc:       Jonathan Simon, Esq.

Laura Martinez, Esq.

Philip Newman, Esq.